UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principal place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: October 13, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Welcome Extraordinary General Meeting of Shareholders October 8, 2026

Disclaimer Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon has filed a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon has shared the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated on October 8, 2026. INVESTORSAND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com Participants in the Solicitation Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov. Forward-lookingstatements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20 F, the Shareholder Circular that forms part of Aegon’s Registration Statement on Form F-4 and subsequent filings with the SEC for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law. 2

David Herzog Chair of the Board of Directors

Opening

Lard Friese CEO

Welcome

Successful transformation since 2020 Increased focus Aegon is ready for the next chapter Building strong businesses & strengthened balance sheet Disciplined capital management Executing strategy and delivering on commitments Ready to pursue our ambition of becoming a leading US life and retirement group 7

US market presents a compelling opportunity for growth

The US is a vibrant and innovative economy...

#1 in nominal GDP (USD 31 trillion)[1]

60 million employees in small and medium businesses that create 65% of all jobs[2]

Global Innovation index[3] #3

Largest insurance market with life insurance growing above GDP[1]

... with favorable demographics ...

+20 years in average life expectancy over the last century[4]

11 thousand Americans turn 65 every day[5]

100 million uninsured or underinsured people in the US[6]

... creating growing and sustainable demand

USD 3 trillion life protection gap (50% household penetration)[7]

75% of population not very knowledgeable about retirement financial planning[8]

USD 7 trillion gap between what Americans have saved for retirement and the amount they will ultimately require[9]

Transamerica

Well-positioned to capture the opportunity

- >100 thousand agents serving Main Street America
- Broad and growing retail product portfolio
- Compelling retirement propositions
- Iconic and well-regarded brand

1. International Monetary Fund, Statista, McKinsey Global Insurance Pools, and World Bank
2. Small Business Administration
3. World Intellectual Property Organization
4. CDC
5. Secure Retirement Institute's Retail Retirement Reference Guide
6. LIMRA; 7. McKinsey&Co.; 8. ACLI; 9. Finseca

8

aegon

1H 2026 results of Transamerica continue to validate our US strategy Distribution WFG now exceeds 100k agents, up 11% y-o-y WFG new life sales up 5% y-o-y; annuities sales up 12% Increased agent productivity Savings & Investments Strong written sales, especially in pooled plans Asset growth in IRA and Stable Value products Increased return on assets to 10 bps Protection Solutions +54% growth in individual life sales Successful entry into instant-decision market Top 5 player in life insurance1 Transamerica delivering solid 1H 2026 financial performance (USD mln) Operating result Operating capital generation Gross remittances 756 +10% 501 +35% 355 +18% 1. LIMRA: U.S. Individual Life Insurance Sales Continue Growth Trend in the Second Quarter, Led by Whole Life and VUL 9

Aligning our structure with where we do most of our business Current setup Future setup Netherlands Bermuda USA Headquarters Around 80% of our business1 is in the US NL US Ltd. Inc. US GAAP Head office in NYC US tax resident Legal Domicile Moving legal domicile to Delaware, US, and becoming a domestic issuer Subject to US insurance supervision2 Aegon Ltd. will rename to Transamerica Inc. Accounting Reporting US GAAP as of FY 2027 results Aligning disclosures with US peers Euronext (NYSE) NYSE (Euronext) Stock Listing NYSE will become primary listing; Euronext listing maintained Aiming for inclusion in US-focused indices 1. Following the completion of the sale of Aegon UK to Standard Life, which is expected to close around the end of 2026 2. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation 10

Strong progress in preparing for our proposed relocation April 2026 Announced sale of Aegon UK & USD 500 million bond issuance Today Oct. 8, 2026 EGM for approval of relocation Aug. 2027 IFRS reporting 1H 2027; update on timeline Aim for Jan. 1, 2028 Transition of legal seat and regulator1; Aegon Ltd. becomes domestic issuer and renames to Transamerica Inc. April 2028 First proxy statement Transamerica Inc. 2026 2027 2028 Dec. 2025 Redomiciliation announced at CMD May 28, 2026 Agreement Vereniging Aegon Feb. 18, 2027 IFRS reporting FY 2026; update on timeline Dec. 9, 2027 CMD with US GAAP KPIs Feb. 2028 First US GAAP reporting FY27 incl. SEC 10-K filing If needed, potential deferral of these milestones 11 1. Lead and scope of group supervision will be reassessed by relevant regulators at the time of the redomiciliation

Becoming a US leader in life insurance and retirement services

David Herzog Chair of the Board of Directors

Please submit your vote by clicking on “for”, “against”, or “withheld” You can change your vote until the voting is closed A vote confirmation will be displayed How to vote Click here if you would like to vote 14

Agenda item 1 Redomiciliation Proposal Voting item 15

Redomiciliation Proposal, a single proposal to: a) Redomicile Aegon by way of a continuation into Delaware as public company under the name Transamerica Inc., a Delaware corporation; Agenda item 1 b) Approve an amendment and restatement to the Company’s Bye-Laws with effect from, and subject to, completion of the VA Split (as described in the Shareholder Circular) to implement under Bermuda law prior to the Redomiciliation certain governance and capital structure changes that would otherwise not take effect until the Redomiciliation including a reduction of the authorized share capital from EUR 720,000,000 to EUR 504,000,000; c) Authorize the Board of Directors to acquire all issued and outstanding Common Shares B in Aegon’s own capital against issuance of Common Shares on a 40 for 1 basis, to give effect to the exchange of all Common Shares B for Common Shares subject to and upon completion of the VA Split; d) Approve the termination of the voting rights agreement between the Company and Vereniging Aegon, originally entered into on May 26, 2003, as amended on May 29, 2013; and e) Approve and adopt the Certificate of Incorporation and the Bylaws of Transamerica Inc. 16

Redomiciliation Proposal The Redomiciliation supports our ambition to become a leading US life insurance and retirement group, shaping the future of our company Moving from Bermuda to Delaware will simplify our corporate structure by aligning legal domicile, tax residency, accounting standard and regulatory framework with the geography where we conduct the majority of our business Corporate structure changes: Change our name from Aegon Ltd. to Transamerica Inc. and move our headquarters to New York Implement certain governance changes that align with US market practice and investor expectations Terminate the Special Cause Voting construct with Vereniging Aegon and move to a single class of common stock The redomiciliation will allow us to: Sharpen focus on the large and growing US market for life insurance and retirement solutions Emphasize growth of Transamerica, which represents ~80%1 of operations Have greater access to US capital markets and M&A opportunities Bring senior leadership and holding company operations closer to our largest market Redomiciliation and name change effective January 2028; first US GAAP financials (FY27) in early 2028 1. Following the completion of the sale of Aegon UK to Standard Life, which is expected to close around the end of 2026 17

Redomiciliation Proposal The governance framework aligns our practices with US market standards and investor expectations Key changes include: Phased transition to annual director elections starting in 2028 with all directors standing for election annually by 2030 Conversion to a single class of common stock with equal voting rights Authorization of preferred stock, as is customary for US-listed companies Majority voting in uncontested elections with resignation policy; plurality voting in contested elections with elimination of the current two-thirds voting requirement 18

Agenda item 1 Redomiciliation Proposal Voting item 19

Voting results Agenda item 1

Voting results Agenda item 1 For % Against % Withheld Redomiciliation Proposal, a single proposal to: a) Redomicile Aegon by way of a continuation into Delaware as public company under the name Transamerica Inc., a Delaware corporation; b) Approve an amendment and restatement to the Company’s Bye-Laws with effect from, and subject to, completion of the VA Split (as described in the Shareholder Circular) to implement under Bermuda law prior to the Redomiciliation certain governance and capital structure changes that would otherwise not take effect until the Redomiciliation including a reduction of the authorized share capital from EUR 720,000,000 to EUR 504,000,000; c) Authorize the Board of Directors to acquire all issued and outstanding Common Shares B in Aegon’s own capital against issuance of Common Shares on a 40 for 1 basis, to give effect to the exchange of all Common Shares B for Common Shares subject to and upon completion of the VA Split; d) Approve the termination of the voting rights agreement between the Company and Vereniging Aegon, originally entered into on May 26, 2003, as amended on May 29, 2013; and e) Approve and adopt the Certificate of Incorporation and the Bylaws of Transamerica Inc. 21

Mark Ellman Chair of the Compensation & Human Resource Committee

Agenda item 2 Omnibus Incentive Plan Proposal Voting item 23

Overview of the Omnibus Incentive Plan Transitioning to a single US-style equity compensation framework, which consolidates Aegon’s existing equity and executive long-term incentive programs The Omnibus Incentive Plan is critical to Aegon’s ability to attract, retain and motivate individuals who make important contributions to its long-term performance and shareholder value through equity ownership and opportunities. The proposed plan positions Aegon to: Align Pay with Performance Attract and Retain US Talent Reflect Market Standards Deliver a meaningful portion of executive compensation through equity awards tied to long-term shareholder value creation and multi-year performance conditions, reinforcing Aegon’s pay-for-performance philosophy Grant US-style equity compensation during and beyond the redomiciliation transition, supporting retention of current employees and recruitment of senior talent as Aegon executes on its strategy to become a leading US life insurance and retirement group Align award types, plan features, vesting terms and governance provisions with US peer practices, institutional investor expectations and the US market 24

Omnibus Incentive Plan Proposal Transitioning to a single US-style equity compensation framework per January 1, 2027, succeeding Aegon’s existing equity and executive long-term incentive programs We are requesting 50 million shares which we anticipate will approximately cover at least three years of grants for eligible participants Plan features align with US market standards and long-term value creation: No liberal change-in-control definition; double-trigger vesting required No liberal share recycling No repricing or cash buyout of underwater options without shareholder approval No option reload feature No excise tax gross-ups One-year minimum vesting, subject to limited exceptions, with the majority of awards structured to vest over the longer term No dividends or dividend equivalents paid on unvested equity Performance-based awards with a three-year vesting period will continue to be the main form of executive grants Individual grant limits and time-based equity for non-employee director retainers Clawback policy applies to all award types Fixed share reserve with no evergreen provision 25

David Herzog Chair of the Board of Directors

Agenda item 2 Omnibus Incentive Plan Proposal Voting item 27

Voting results Agenda item 2

Voting results Agenda item 2 For % Against % Withheld Omnibus Incentive Plan Proposal: 29

Next steps October 15, 2026: Repurchase of all outstanding Common Shares B held by Vereniging Aegon in exchange for common shares with equal voting rights on a 40-to-1 basis Aegon’s interim bye-laws come into effect removing Common Shares B from the authorized capital Voting Rights Agreement with Vereniging Aegon, and call-option Vereniging Aegon are terminated January 1, 2027: The Omnibus Incentive Plan comes into effect Aim for January 1, 2028: Aegon continues as a public company under the name Transamerica Inc., a Delaware Corporation Transamerica Organizational Documents come into effect Transamerica becomes US domestic issuer subject to US GAAP reporting 30

Thank you

Closing

Disclaimer Important Information for Investors and Securityholders This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law. In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon has filed a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon has shared the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated on October 8, 2026. INVESTORSAND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com Participants in the Solicitation Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 26, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov. Forward-lookingstatements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20 F, the Shareholder Circular that forms part of Aegon’s Registration Statement on Form F-4 and subsequent filings with the SEC for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law. 33

End of the Extraordinary General Meeting of Shareholders